                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2001

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                to
                               -------------       -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                            (Full Title of the Plan)

                               -------------------

                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                               -------------------

                                      INDEX


                                                                           PAGE

Report of Independent Accountants                                            1

Statement of Net Assets Available for Benefits -
         December 31, 2001 and 2000                                          2

Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 31, 2001 and 2000                               3

Notes to Financial Statements                                                4

Supplemental Schedule

         Schedule I:  Schedule of Assets (Held at End of Year) -
                            December 31, 2001                                9

Signatures                                                                  10

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) - December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 31, 2002


                           ALLETE 2001 SRP Form 11-K                           1


                                  MINNESOTA POWER AND AFFILIATED COMPANIES
                                      SUPPLEMENTAL RETIREMENT PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                               Thousands

                                                                              DECEMBER 31,
                                                                      2001                   2000
------------------------------------------------------------------------------------------------------
ASSETS

     Investments                                                  $  109,330             $  113,960

     Participant Contributions Receivable                                274                    236

     Cash                                                              2,511                     84
------------------------------------------------------------------------------------------------------

                                                                     112,115                114,280
------------------------------------------------------------------------------------------------------

LIABILITIES

     Accounts Payable                                                      -                     84

------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                 $  112,115             $  114,196
------------------------------------------------------------------------------------------------------

                  The accompanying notes are an integral part of these statements.

2                           ALLETE 2001 SRP Form 11-K

                                         MINNESOTA POWER AND AFFILIATED COMPANIES
                                               SUPPLEMENTAL RETIREMENT PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                         Thousands

                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                 2001                      2000
--------------------------------------------------------------------------------------------------------------------
ADDITIONS

    INVESTMENT INCOME
      Interest Income                                                         $    1,493                $    1,430
      Dividend Income                                                              1,800                     6,549
--------------------------------------------------------------------------------------------------------------------

                                                                                   3,293                     7,979
--------------------------------------------------------------------------------------------------------------------

    CONTRIBUTIONS
      Participant Contributions                                                    7,965                     7,303
      Employer Contributions                                                          48                       186
--------------------------------------------------------------------------------------------------------------------

                                                                                   8,013                     7,489
--------------------------------------------------------------------------------------------------------------------

        Total Additions                                                           11,306                    15,468
--------------------------------------------------------------------------------------------------------------------

DEDUCTIONS

      Transfers to Retirement Plans                                                  833                       478
      Benefit Distributions                                                        3,932                     3,633
      Net Depreciation in Fair Value of Investments                                8,578                     4,794
      Administrative Expenses                                                         44                        24
--------------------------------------------------------------------------------------------------------------------
        Total Deductions                                                          13,387                     8,929
--------------------------------------------------------------------------------------------------------------------

        Net (Decrease) Increase                                                   (2,081)                    6,539

NET ASSETS AVAILABLE FOR BENEFITS

    Beginning of Year                                                            114,196                   107,657
--------------------------------------------------------------------------------------------------------------------

    End of Year                                                               $  112,115                $  114,196
--------------------------------------------------------------------------------------------------------------------

                          The accompanying notes are an integral part of these statements.

                            ALLETE 2001 SRP Form 11-K                          3

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) provides benefits for eligible employees of participating affiliated companies. The SRP is a contributory defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as
amended (ERISA). Participating affiliated companies (collectively, the Companies) include:
       - ALLETE, Inc. (ALLETE)
       - Minnesota Power (an operating division of ALLETE)
       - Superior Water, Light and Power Company
       - Minnesota Power Telecom, Inc. (now Enventis Telecom, Inc.)
       - Electric Outlet, Inc. which was doing business as Electric Odyssey
       - MP Affiliate Resources, Inc.

CONTRIBUTIONS

       -    PARTICIPANT CONTRIBUTIONS to the SRP consist of the following:

            - FLEXIBLE DOLLAR CONTRIBUTIONS. Non-union participants may make flexible dollar contributions of up to 3 percent of their compensation, subject to a maximum compensation of $170,000 in 2001. The contribution is included in the participant's before-tax account.

            - BEFORE-TAX CONTRIBUTIONS. Before-tax contributions consist of salary reduction contributions and results sharing contributions. Total before-tax contributions may not exceed $10,500 in 2001, as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code).

                  - SALARY   REDUCTION    CONTRIBUTIONS.    Salary     reduction
                    contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

                  - RESULTS   SHARING    CONTRIBUTIONS.     Results     sharing
                    contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the ALLETE Results Sharing Program, would otherwise be paid to the participant.

            - VOLUNTARY CONTRIBUTIONS (AFTER-TAX CONTRIBUTIONS). Each participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

            - ROLLOVERS. Contributions by participants may also be made through rollovers from other qualified plans.

       - EMPLOYER CONTRIBUTIONS to the SRP consist of non-elective contributions equal to 0.75 percent of each union participant's compensation, up to a maximum compensation of $170,000 in 2001. Effective April 1, 2001 the 0.75 percent contribution made to the SRP was discontinued and replaced by contributions to the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust. Employer contributions prior to April 1, 2001 are included in the participant's before-tax account.

VESTING

         All contributions plus actual earnings thereon are fully vested and nonforfeitable.

4                           ALLETE 2001 SRP Form 11-K

LOAN PROGRAM

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of the participant's total before-tax account balances, whichever is less, for terms up to five years for a general purpose loan and ten years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent at the time of loan origination, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's SRP accounts.

PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the various SRP investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to the level of contributions to the SRP for the subsequent year. In 2001 funds were transferred between investment options on a weekly basis with at least ten days written notice to Minnesota Power's Benefits Accounting and Administration. A brief description of the Plan's 2001 investment options follows. Detailed descriptions of the investment options and respective risk profiles are available in the fund prospectus.

         - ALLETE COMMON STOCK FUND seeks capital appreciation and current income by investing in the common stock of ALLETE.

         - THE MERIDIAN VALUE FUND seeks long-term growth of capital by investing primarily in a diversified portfolio of publicly traded common stocks of U.S. companies.

         - FIDELITY MAGELLAN FUND seeks capital appreciation by investing in common stocks of domestic and foreign companies.

         - VANGUARD INSTITUTIONAL INDEX FUND seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index, which invests in stocks of large U.S. companies.

         - VANGUARD MID-CAP INDEX FUND seeks to match the performance of the Standard & Poor's MidCap 400 Index which is made up of a group of medium-size U.S. companies.

         - THE ARTISAN INTERNATIONAL FUND seeks maximum long-term capital growth by investing in a portfolio of international growth stocks, concentrating on industries or investment themes that present accelerating growth prospects and companies that capitalize on that growth.

         - BLACKROCK FUNDS SMALL CAP GROWTH EQUITY PORTFOLIO seeks long-term capital appreciation by investing in U.S. small capitalization growth companies (market capitalization under $2.5 billion) which are considered to have earnings growth potential of 20 percent or higher.

         - THE NICHOLAS-APPLEGATE EMERGING COUNTRIES INSTITUTIONAL FUND seeks maximum long-term capital appreciation by investing primarily in stocks of companies located in countries with emerging securities markets.

         - JANUS BALANCED FUND seeks long-term capital growth consistent with preservation of capital and balanced by current income. This fund invests in securities selected primarily for their growth or income potential.

         - FIXED INCOME FUND consists of guaranteed investment contracts (GICs) with insurance companies and pooled investment contracts (PICs) managed by American Express Trust Company. Each participant's account value is determined on a participation-unit basis.

           - GICS are guaranteed by the issuing insurance company and supported by the insurance industry, and not guaranteed by the federal government.

           - AMERICAN EXPRESS TRUST INCOME FUND I is an actively managed, diversified pool of stable value contracts of varying maturity, size and yield. This fund seeks to preserve principal and income while maximizing current income by investing in PICs, bank investment contracts and stable value contracts.

                            ALLETE 2001 SRP Form 11-K                          5

         While participants are active employees, they may withdraw money as a loan from their before-tax account. After age 59 1/2, participants may withdraw the full amount of their before-tax account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive all their SRP accounts. Upon retirement, participants may elect to transfer their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B, if the participant is receiving a benefit from one of these retirement plans. The amount of transfers to these retirement plans totaled $833,000 for 2001 ($478,000 for 2000).

         For 2001 Minnesota Power maintained the participants' records and issued a quarterly report to each participant showing the status of individual accounts. At December 31, 2001 there were 1,679 participants in the SRP.

ADMINISTRATION

         The SRP is administered for the Companies by the Employee Benefit Plans Committee (Committee). The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and investment managers are paid by the Companies or the SRP. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 2002 the members of the Committee, all employees of ALLETE and/or Minnesota Power, and their respective titles are as follows:

Name                         Title
--------------------------------------------------------------------------------
Robert D. Edwards *      Executive Vice President - ALLETE and
                         Chief Executive Officer - Minnesota Power
Roger P. Engle           Vice President - Minnesota Power and
                         President and Chief Operating Officer - Superior
                         Water, Light and Power Company
Brenda J. Flayton        Vice President - Human Resources
Philip R. Halverson      Vice President, General Counsel and Secretary
Alan R. Hodnik           General Manager - Thermal Generation Operations -
                         Minnesota Power
David J. McMillan        Senior Vice President -
                         Strategic Accounts and Government Relations -
                         Minnesota Power
Patrick K. Mullen        Vice President - Minnesota Power
Mark A. Schober          Vice President and Controller
Claudia R. Scott Welty   Vice President - Information Technology
Donald J. Shippar        President and Chief Operating Officer - Minnesota Power
Jeweleon W. Tuominen     Manager - Executive Compensation and Employee Benefits
James K. Vizanko         Vice President, Chief Financial Officer and Treasurer

--------------------------------------------------------------------------------
* Committee Chairman

         For 2001 North Shore Bank of Commerce acted as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carried blanket bond insurance in the amount of $2 million.

6                           ALLETE 2001 SRP Form 11-K

PLAN TERMINATION

         The Companies reserve the right to reduce, suspend or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be distributed in accordance with the terms of the SRP.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The SRP uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and ALLETE common stock are reported at fair value based on quoted market prices. GIC and PIC amounts are reported at contract value which represents the purchase price of the contract plus accrued interest. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

         The  preparation of financial  statements in conformity with accounting
principles   generally  accepted  in  the  United  States  of  America  requires management to:

         - make estimates and assumptions that affect the reported amounts of assets and liabilities;
         - disclose contingent liabilities at the date of the financial statements; and
         - report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

         The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


NOTE 3 - INVESTMENTS

                                                                                 DECEMBER 31,
                                                            ------------------------------------------------------
                                                                    2001                             2000
INVESTMENTS REPRESENTING                                    ---------------------            ---------------------
5 PERCENT OR MORE OF ASSETS                                 SHARES     FAIR VALUE            SHARES     FAIR VALUE
------------------------------------------------------------------------------------------------------------------
Thousands
ALLETE Common Stock *                                         963         $24,262              943         $23,404
American Express Trust Income Fund I                          303          17,577              245          13,364
Fidelity Magellan Fund                                        166          17,259              165          19,647
Vanguard Institutional Index Fund                             138          14,442              135          16,297
Janus Balanced Fund                                           577          11,321              545          11,571
Meridian Value                                                199           6,461              173           5,041
BlackRock Small Cap Growth Equity Portfolio                   467           6,173              453           9,133
------------------------------------------------------------------------------------------------------------------
* Party in Interest

         The Plan's assets include guaranteed investment contracts with crediting interest rates ranging from 5.88 percent to 6.67 percent. These contracts had an aggregate contract value of $2,404,000 at December 31, 2001 ($6,910,000 at December 31, 2000) and an average yield of 7.84 percent in 2001 (6.66 percent in 2000). There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is agreed upon with the issuer upon initiation of the contract.

                            ALLETE 2001 SRP Form 11-K                          7

NOTE 4 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code. As required by the Internal Revenue Service, on February 28, 2002 the Committee filed an application for a determination letter from the Internal Revenue Service to be effective January 1, 2001 for the changes made to the SRP in subsequent years. Management believes that the SRP is in compliance with the Code, therefore no provision for income taxes has been included in the SRP's financial statements.


NOTE 5 - SUBSEQUENT EVENT

         Effective January 1, 2002 the SRP and the Minnesota Power and Affiliated Companies Employee Stock Ownership Plan and Trust (ESOP) were merged into one plan called the Minnesota Power and Affiliated Companies Retirement Savings and Stock Ownership Plan (RSOP). Under the RSOP, participants have the same benefits as provided under the SRP and the ESOP. The RSOP provides participating employees an opportunity to save for retirement by electing to make before-tax and after-tax contributions through payroll deduction. It also provides an opportunity to participate directly in ALLETE's financial results through ownership of ALLETE common stock. Effective with the merging of the two plans American Express Retirement Services, a service group of American Express Financial Advisors Inc., and American Express Trust Company became the new service provider for the RSOP. American Express Trust Company, which is located at 994 AXP Financial Center, Minneapolis, Minnesota, 55474-0507, acts as the trustee for the RSOP.

8                           ALLETE 2001 SRP Form 11-K

                                                                                                            SCHEDULE I

                                           MINNESOTA POWER AND AFFILIATED COMPANIES
                                                 SUPPLEMENTAL RETIREMENT PLAN
                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                    AS OF DECEMBER 31, 2001
                                                             Thousands
  (a)                     (b)                                            (c)                     (d)         (e)

                                                                                                            FAIR/
                                                                   DESCRIPTION OF                         CONTRACT
                  IDENTITY OF ISSUER                                 INVESTMENT               COST <F1>     VALUE
----------------------------------------------------------------------------------------------------------------------
     GUARANTEED INVESTMENT CONTRACTS
       Continental Assurance Company                          GIC - 5.88% due 2002                        $    2,404
----------------------------------------------------------------------------------------------------------------------

     POOLED INVESTMENT CONTRACTS
       American Express Trust Income Fund I                   PIC - 303 Shares                                17,577
----------------------------------------------------------------------------------------------------------------------

   * ALLETE, INC.                                             Common Stock - 963 Shares                       24,262
----------------------------------------------------------------------------------------------------------------------

     MUTUAL FUND SECURITIES
       Meridian Value Fund                                    Mutual Fund - 199 Shares                         6,461
       Fidelity Magellan Fund                                 Mutual Fund - 166 Shares                        17,259
       Vanguard Institutional Index Fund                      Mutual Fund - 138 Shares                        14,442
       Vanguard Mid-Cap Index Fund                            Mutual Fund - 235 Shares                         2,774
       BlackRock Small Cap Growth Equity Portfolio            Mutual Fund - 467 Shares                         6,173
       Artisan International Fund                             Mutual Fund - 152 Shares                         2,785
       Janus Balanced Fund                                    Mutual Fund - 577 Shares                        11,321
       Nicholas-Applegate Emerging Countries
          Institutional Fund                                  Mutual Fund - 153 Shares                         1,681
----------------------------------------------------------------------------------------------------------------------

          Total Mutual Funds                                                                                  62,896
----------------------------------------------------------------------------------------------------------------------

   * ALLETE, INC.                                             Loans Receivable from
                                                              Participants - 6.5% to 10.5%                     2,191
----------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENTS                                                                                    $  109,330
----------------------------------------------------------------------------------------------------------------------
*  Party-in-interest

----------------

<F1> Not required.

                            ALLETE 2001 SRP Form 11-K                          9

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Minnesota Power and Affiliated Companies
                                           Supplemental Retirement Plan
                                  ----------------------------------------------
                                                  (Name of Plan)


June 4, 2002                  By                    R.D. Edwards
                                  ----------------------------------------------
                                                    R.D. Edwards
                                                      Chairman,
                                          Employee Benefit Plans Committee




10                          ALLETE 2001 SRP Form 11-K

                                INDEX TO EXHIBITS



EXHIBIT
-------

     a   -    Consent of Independent Accountants

                                                                       EXHIBIT a

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-26755) of ALLETE, Inc. of our report dated May
31, 2002 relating to the financial statements of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 4, 2002